As filed with the Securities and Exchange Commission on February 10, 2017

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
_________________________________

Schedule TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(4)
of the Securities Exchange Act of 1934

(Final Amendment)

Morgan Creek Global Equity Long/Short Institutional Fund
(Name of Subject Company (Issuer))

Morgan Creek Global Equity Long/Short Institutional Fund

(Name of Filing Persons (Offeror and Issuer))

Shares of Beneficial Interest
(Title of Class of Securities)

61732N 106
(CUSIP Number of Class of Securities)

Mark Vannoy
Morgan Creek Capital Management, LLC
301 West Barbee Chapel Road
Chapel Hill, North Carolina 27517
(919) 933-4004

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:
Bibb L. Strench, Esquire
Thompson Hine LLP
1919 M Street, N.W.
Washington, D.C. 20036

Calculation of Filing Fee

Transaction Value: $11,543,407.04 (a)	Amount of Filing Fee: $1,337.88 (b)
(a) Calculated as the aggregate maximum value of Shares being purchased.	(b) Pursuant to Fee Rate Advisory #1 for Fiscal Year 2016, the filing fee is calculated as the initial transaction valuation multiplied by 0.000100700.

[X]
Check the box if any part of the filing fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of the filing.

	Amount Previously Paid:	$1,337.88
	Form or Registration No.:	005-86507
	Filing Party:	Morgan Creek Global Equity Long/Short Institutional Fund
	Date Filed:	September 7, 2016
[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates
[ ]	Third-party tender offer subject to Rule 14d-1.
[X]	Issuer tender offer subject to Rule 13e-4
[ ]	Going-private transaction subject to Rule 13e-3
[ ]	Amendment to Schedule 13D under Rule 13d-2

[X]	Check the following box if the filing is a final amendment reporting the results of the tender offer.

This final amendment relates to the Issuer Tender Offer Statement on Schedule TO (the “Statement”) originally filed with the Securities and Exchange Commission on September 7, 2016 by Morgan Creek Global Equity Long/Short Institutional Fund (the “Fund”) in connection with an offer (the “Offer”) by the Fund to purchase shares of beneficial interest in the Fund (“Shares”) or portions thereof from the shareholders of the Fund (the “Shareholders”) in an aggregate amount of up to 10% of the Fund’s Shares outstanding as of December 31, 2016 on the terms and subject to the conditions set out in the Offer to Purchase Shares of Beneficial Interest and the related Letter of Transmittal. Copies of the Offer to Purchase Shares of Beneficial Interest and the Letter of Transmittal were previously filed with the Statement on September 7, 2016.

This is the final amendment to the Statement and it is being filed to report the results of the Offer.  The following information is furnished pursuant to Rule 13e-4(c)(4):

1.	Shareholders who desired to tender their Shares, or a portion thereof, for purchase were required to submit their tenders by 12:00 midnight, Eastern Standard Time, on October 5, 2016.

2.
As of December 31, 2016, twelve Shareholders validly tendered Shares, and did not withdraw said tender prior to the expiration of the Offer. The validly tendered Shares were accepted for purchase by the Fund in accordance with the terms of the Offer.

3.	The net asset value of the Shares tendered pursuant to the Offer was calculated as of December 31, 2016 in the amount of $7,715,328.

4.
The payment of the purchase price of the Shares or portions of Shares tendered was made in accordance with the terms of the Offer to the twelve Shareholders whose tender was accepted by the Fund. The Shareholders whose tender was accepted for purchase by the Fund received a cash payment equal to 80% of the full tender on January 7, 2017 and an additional 15% of the full tender on February 3, 2017. Such payments were wired to the accounts designated by the Shareholder in the Letter of Transmittal. The final payment will be made after the completion of the audit of the financial statements of the Fund for the fiscal year ended March 31, 2017, which is expected at the end of May 2017.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this final amendment is true, complete and correct.

Morgan Creek Global Equity Long/Short Institutional Fund

By:	/s/ Mark B. Vannoy
Name:	Mark B. Vannoy
Title:	Treasurer

Dated:	February 10, 2017

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